Southland Health Services, Inc.

2344 Woodridge Avenue

Kingsport, Tennessee 37664

Phone (423) 247-9560 • Fax (423) 247-7629

January 3, 2007

VIA EDGAR AND FACSIMILE

Mr. Greg Belliston

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Southland Health Services, Inc.
Form S-1
Filed June 7, 2006
File No.: 333-134797

Dear Mr. Belliston:

Southland Health Services, Inc. (the “Company”), in its capacity as the registrant under the above-captioned registration statement, hereby requests that the effective date of its registration statement, as filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2006 and amended on October 13, 2006, November 22, 2006, December 11, 2006 and December 29, 2006, be accelerated to January 5, 2007 at 5:00 p.m., Eastern Standard Time, or as soon as possible thereafter.

In submitting this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (423) 247-9560 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Larry N. Lunan
Larry N. Lunan
President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.
Bush Ross, P.A.